

ARMAGA VR
immersive virtual reality

Location-based virtual reality,
Reimagined.

Overview

STRICTLY PRIVATE AND CONFIDENTIAL



ARMAGA VR
immersive virtual reality

Who We Are

We offer a distinct blend of immersive entertainment for individuals and families at transport hubs and select retail venues.

ARMAGA VR is a Chicagoland amusement startup.

OUR MISSION

We seek to modernize travel and retail shopping experiences through immersive virtual reality technology.

KEYS TO SUCCESS

- Build strong partnership with customers, suppliers & retail venues.
- **Speed to market:** Become the standard for retail entertainment.
- Recruit and retain local tech savvy staff for exceptional guest experience.
- Maintain a robust library of virtual reality content across our studios.

Headquarters: Chicago (Western Suburbs)
Founder: Archie Thompson

What We Offer

- **Augmented and Virtual Reality Entertainment.**
- **Interactive & Immersive Entertainment.**
- **Entertainment for the travelers and shoppers.**

FOUNDER-LED, INNOVATIVE



Archie Thompson
Founder/Sales/BD

- Set strategic direction, oversee partnerships & business growth.

EDUCATION





THE UNIVERSITY OF CHICAGO

DOMINICAN UNIVERSITY

Saint Mary's University OF MINNESOTA

EXPERIENCE


GE Capital


JPMorganChase


citi


ARMAGAVR
immersive virtual reality

PROBLEM

1. Declining attention spans and consumer expectation of more immersive physical experiences.
2. Millennials and Gen-Z desire for on-demand, personal, relevant and accessible entertainment moments.
3. Amusement park and family entertainment centers lack of technology innovation, costly admissions & long wait (~45 to 200 mins).
4. Antiquated and shuttering amusement parks as a result of COVID. Massive entertainment void in the marketplace.

SOLUTION

IMMERSIVE PHYSICAL EXPERIENCES

- Intense bite-sized content with full immersion.
- On-demand and near-instant access to reward moments.
- Cost effective access to the latest technological innovation in immersive entertainment.



ARMAGAVR
immersive virtual reality

Available VR Experiences



VR Roller Coaster



VR Wellness & Relaxation Lounge





VR Space Racing





**Advanced
Hardware**





KEY OPERATING METRICS

- **2019:** Successfully beta-tested in both affluent (Northbrook Court) and middle-class (Chicago Ridge) shopping malls in Illinois from April to October. Strong reception across all demographics and income-level.
  - **November:** Awarded ACDBE (Airport Concessions Disadvantaged Business Enterprise) certification.
  - **December:** Awarded contract at O'Hare T-5 to open first VR studio.
- **2020:** Delivered strong performance **despite COVID-19.**
  - Nominated for **2020 Best Innovative Consumer Experience** Concept or Practice by **ACI** (Airports Council International).
  - More than **15,000** experiences delivered at Orland Sq. Mall.

Over 15K unique experiences delivered this year



$5K $15K $25K $35K

Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Start of trade war and COVID pandemic shutdown (Winter and Spring)

Height of COVID Pandemic (Summer and Fall)

2019 Highlights

Conversions/ Traffic (April - October)

- Coaster
- Lounge
- Flight
- Space
- Racing

10.0 4.5 8.0 7.5

Upper end dwell time based on experience category. Dwell-time is longer as most customers tend to purchase multiple experiences. Average dwell time per customer is > 15 minutes.

2020 YTD Highlights

Conversions/Traffic (June - Dec)

- Coaster
- Lounge
- Flight
- Space
- Racing

10.0 4.5 8.0 7.5

Upper end dwell time based on experience category. Dwell-time is longer as most customers tend to purchase multiple experiences. Average dwell time per customer is > 15 minutes.

Time of Day (12 noon - 9 pm)



12pm 3 6 9

TIME OF DAY (11 am - 7 pm)



12pm 3 6

Customers & Conversions (April to Oct)



2,495 Conversions
5,620 Live Experiences
1,882 Adult Experiences
3,738 Kid Experiences

Customers & Conversions (as of 9/10/20)



2,224 Conversions
7,858 Total Experiences
3,834 Adult Experiences
4,024 Kid Experiences

ARMAGA VR
immersive virtual reality

HOW WE MAKE MONEY



TODAY

Revenue per hardware, per day:

$170/hardware/day × **6 hardware** = $1,000/day
(avg. ticket size of $15 × 67 (avg. guest per day)

IN THE FUTURE

VR EXPERIENCES

$200/hardware/day × **16 hardware** = $3,200/day
(avg. ticket size of $15 × 213 (avg. guest per day)

Pre-COVID
Airport Studio

OUR STUDIO AT O'HARE AIRPORT



ARMAGA VR
immersive virtual reality

EXAMPLE OF ACTIVE VR STUDIO

Shopping Mall

Launched June 2020 in the height of a pandemic











MARKET OVERVIEW

GROWING CONSUMER DEMEND FOR AMUSEMENT WITH VR/AR/MR LEADING THE WAY (21.6% CAGR thru 2027)[2]

$18.8 B [1]

Market size of the AR/VR Market in 2020

$92.31 B [2]

Size of the VR industry by 2027

52.1 M [2]

Number of people in the United States that will use virtual reality technology at least once per month

Growing Demand

By 2030, **23 million jobs** will be using AR/VR technology with gaming and entertainment being the primary driver. (2)

SOURCES:
1. IDC Research (https://www.idc.com/getdoc.jsp?containerId=prUS45679219), Nov 27, 2020
2. Oberlo (https://www.oberlo.com/blog/virtual-reality-statistics)



ARMAGA VR
immersive virtual reality

COVID has disrupted amusement park attendance - causing pent-up consumer demand for amusement. AR, VR, XR & Spatial Computing is transforming amusement.

We reach engaged consumers through immersive VR experiences.



ARMAGA VR

immersive virtual reality

Ready for
SOMETHING NEW?

THANK YOU!

CONTACT INFO:

ARMAGA VR

www.armagavr.com

Email: **hello@armagavr.com**